

Mail Stop 3030

November 2, 2018

Harry Simeonidis
President
Glucose Biosensor Systems (Greater China) Holdings, Inc.
733 Third Avenue, Floor 15
New York, New York 10017

> **Re: Glucose Biosensor Systems (Greater China) Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 22, 2018**
> **File No. 024-10911**

Dear Mr. Simeonidis:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Lock-Up Agreement, page 97

1.   If, as indicated by your response to prior comment 3, the issuer is subject to a six-month lock up, please revise the reference to "we" in the first sentence to eliminate the implication that the duration of the issuer's lock up is one year.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

2.   Please amend the filing to have your auditor include an audit report that covers both periods presented in the audited financial statements in the format required by PCAOB Auditing Standard 3101. Refer to Rule 2-02 of Regulation S-X and SEC Release 34-81916.

Consolidated Statement of Operations, page F-5

3.   Please revise to round loss per share to two decimal places to avoid giving the impression of more precision than exists.

Exhibit Index

4.   Please revise to comply with General Instruction III(b) to Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Gary J. Simon—Hughes Hubbard & Reed LLP